                                  SCHEDULE 13D
                                 (Rule 13-d-101)

Information to Be Included in the Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934

                               (Amendment No. One)

                         FIRST CAPITAL BANCSHARES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    31941G101
        ---------------------------------------------------------------
                                (CUSIP Number)


                               J. Aubrey Crossland
                         207 Highway 15/401 Bypass East
                       Bennettsville, South Carolina 29512
                                 (843) 454-9337

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  July 31, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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                        (Continued on following 6 pages)


                                       13D
Cusip No. 31941G101                                        Page 2 of 7 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)

      Bernard Odell Jeffers
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
      This is a joint filing pursuant to Rule 13d-1(k)(1)
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF and PF (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock, $0.01 par value per
                          share (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             59,380 shares of Common Stock, $0.01 par value per
                          share (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock, $0.01 par value per
                          share (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
       WITH               59,380 shares of Common Stock, $0.01 par value per
                          share (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      59,380 shares of Common Stock, $0.01 par value per share (See Item 5)
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.5% of the issued and outstanding shares of common stock, $0.01 par value per share (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                                        Page 3 of 7 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Evelyn Faye Jeffers
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
      This is a joint filing pursuant to Rule 13d-1(k)(1).
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF and AF (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock, $0.01 par value per
                          share
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             59,380 shares of Common Stock, $0.01 par value per
                          share
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock, $0.01 par value per
                          share
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          59,380 shares of Common Stock, $0.01 par value per
                          share
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      59,380 shares of Common Stock, $0.01 par value per share
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.5% of the issued and outstanding shares of common stock, $0.01 par value per share
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

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                                                                     Page 4 of 7

         The statement on Schedule 13D filed on September 14, 2001 (the "Initial Filing") by Bernard Odell Jeffers, Evelyn Faye Jeffers, and Rose Dale Cycle World, Inc. with respect to the common stock, $0.01 par value, of First Capital Bancshares, Inc. a South Carolina corporation, is hereby amended by amendments to Items 2 through 5. Items 1, 6, and 7 are restated herein in compliance with Rule 101(a)(2)(ii) of Regulation S-T, but are not amended hereby.

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, $0.01 par value, of First Capital Bancshares, Inc. a South Carolina corporation (the "Company"). The principal executive offices of the Company are located at 207 Highway 15/401 Bypass East, Bennettsville, South Carolina 29512.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Initial Filing is hereby amended by deleting the language contained under Item 2 of the Initial Filing and substituting in its place the following:

         "This Schedule 13D is being filed jointly by the following reporting persons:

         (1) Bernard Odell Jeffers
             Residence or Business Address:              7914 Low Tide Court, Pasedena, MD 21122
             Principal Occupation or Employment:         Sales
             Name of Employer:                           Rosedale Cycle World, Inc.
             Principal Business of Employer:             Sales of motorcycles, boats and jet skis
             Principal Address of Employer:              5808 Ritchie Hwy., Baltimore MD 21225
             Citizenship: United States of America

         (2) Evelyn Faye Jeffers
             Residence or Business Address:              7914 Low Tide Court, Pasedena MD 21122
             Principal Occupation or Employment:         Not currently employed
             Name of Employer:                           N/A
             Principal Business of Employer:             N/A
             Principal Address of Employer:              N/A
             Citizenship: United States of America

         None of the above-listed reporting persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Initial Filing is hereby amended by deleting the language contained under Item 3 of the Initial Filing and substituting in its place the following:

                                                                     Page 5 of 7

         "Mr. and Mrs. Jeffers used their personal funds to purchase 35,000 of the 59,380 shares described in Item 5 for the amounts set forth in Item 5 and borrowed from Rose Dale Cycle World, Inc., a company wholly owned by Bernard Odell Jeffers, to purchase the remaining 24,380 shares described in Item 5 for the amounts set forth in Item 5."

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Initial Filing is hereby amended by deleting the language contained under Item 4 of the Initial Filing and substituting in its place the following:

         "Mr. and Mrs. Jeffers acquired all of the shares in the Company discussed in Item 5 below for investment purposes and, as of the dates of such purchases, not with any purpose, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Mr. and Mrs. Jeffers may acquire additional shares in the Company from time to time in open market transactions."

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         Item 5 of the Initial Filing is hereby amended by deleting the language contained under Item 5 of the Initial Filing and substituting in its place the following:

         "Bernard Odell Jeffers's and Evelyn Faye Jeffers's aggregate beneficial ownership interest and percentage of the class of securities identified pursuant to Item 1 equals 59,380 shares and 10.5%, respectively, of the common stock, $0.01 par value per share. This amount of shares is held of record jointly by Bernard Odell Jeffers and Evelyn Faye Jeffers and is the sum of: (a) 18,000 shares purchased at $6.50 per share, or a total of $117,000, on July 30, 2001;
(b) 17,000 shares purchased at $6.50 per share, or a total of $110,500 on July 31, 2001; (c) 2,500 shares purchased at $7.375 per share, or a total of $18,437.50 on August 31, 2001; and (d) 24,480 shares purchased at $10.00 per share, or a total of $244,800, on September 11, 2001. Of the 24,480 shares purchased on September 11, 2001, 2,600 shares were subsequently sold by the Jeffers as of September 24, 2001 at $10.00 per share, or a total of $26,000.

         Mr. and Mrs. Jeffers have the sole power to dispose or to direct the disposition of zero shares of common stock, shared power to vote or to direct the vote of 59,380 shares of common stock, sole power to dispose or to direct the disposition of zero shares of common stock, and shared power to dispose or to direct the disposition of 59,380 shares common stock.

         Except as described herein, none of the above-listed persons have effected any transactions in the Company's securities beneficially owned by them during the past 60 days. No persons other than those listed above are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above-described securities."

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (1) Joint Acquisition Statement as required by Rule 13d-1(k)(1)(iii).

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                                                                     Page 6 of 7
                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Dated: October 10, 2001

                                        /s/  Bernard Odell Jeffers
                                        ---------------------------------------
                                        Bernard Odell Jeffers




                                        /s/  Evelyn Faye Jeffers
                                        ----------------------------------------
                                        Evelyn Faye Jeffers